Exhibit 99.1

Notice of our 2014 annual meeting of shareholders

You are invited to our 2014 annual meeting of shareholders:

When	Where
Wednesday, May 28, 2014	Cameco Corporation
1:30 p.m. CST	2121 - 11th Street West
Saskatoon, Saskatchewan

Your vote is important

If you held common shares in Cameco on March 31, 2014, you are entitled to receive notice of and to vote at this meeting.

See pages 5 through 11 of the attached management proxy circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board,

Sean Quinn Senior Vice-President, Chief Legal Officer and Corporate Secretary Saskatoon, Saskatchewan April 9, 2014